1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2004.

Aluminum Corporation of China Limited

(Translation of Registrant’s name into English)

No. 12B Fuxing Road

Haidian District, Beijing

People’s Republic of China 100814

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F                    ☒                    Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                    No                     ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited
(Registrant)
Date September 30, 2004	By	/s/ Liu Qiang
Name: Liu Qiang
Title: Company Secretary

ALUMINUM CORPORATION OF CHINA LIMITED*

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2600)

APPOINTMENT OF

INDEPENDENT NON-EXECUTIVE DIRECTOR

The board of directors of the Company is pleased to announce that, pursuant to the ordinary resolution passed at the special general meeting of the Company held on 28 September, 2004, Mr. Kang Yi has been appointed as an independent non-executive director of the Company with effect from 28 September, 2004.

As at the date of this announcement, the Board comprises Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (Executive Directors), Mr. Joseph C. Muscari, Mr. Chen Xiaozhou (Non-Executive Directors) and Mr. Chiu Chi Cheong, Clifton, Mr. Wang Dianzuo (Independent Non-Executive Directors).

By order of the Board of Directors of
Aluminum Corporation of China Limited
Liu Qiang
Company Secretary

September 28, 2004

•	For identification only

Please also refer to the published version of this announcement in South China Morning Post / Hong Kong Economic Times.